

Meg Masten · 2nd

Chief Relationship Officer ~ advocate for business as a force for good

Breckenridge, Colorado, United States · Contact info

500+ connections

https://www.linkedin.com/company/copeace/

Experience

Chief Relationship Officer
https://www.linkedin.com/company/copeace/
Jan 2018 – Present · 4 yrs
Colorado, USA

Executive Assistant
Basketball Travelers Inc.
Dec 2012 – Dec 2017 · 5 yrs 1 mo

Basketball Travelers, Inc. specializes in domestic and international basketball tournaments and tours for high school and college teams. BTI Events is the managing partner for the US-IUSF, the U.S. arm of the International University Sports Federation (FISU). BTIE facilitates and provides logistical support for all types of athletic teams and their fans travelin ...see more

Physical Therapist
Multiple settings; specialized in spinal cord injury and home health care
May 1992 – Dec 2012 · 20 yrs 8 mos

Education

Marquette University
Bachelor of Science (BS) Physical Therapy, Physical Therapy/Therapist
1988 – 1992